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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*




                           AMARILLO BIOSCIENCES, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    02301P106
                                    ---------
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                page 1 of 5 pages

                                  SCHEDULE 13G

CUSIP No. 02301P106                                       Page 2 of 5 Pages
          ---------

1    NAME OF  REPORTING  PERSONS  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSONS

     Joseph M. Cummins


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States of America


5 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     696,444


6 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     360


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     696,444


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     360


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     696,804


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.6%


12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!




                                page 2 of 5 pages

ITEM 1(A).        NAME OF ISSUER:

Amarillo Biosciences, Inc.


ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

800 West 9th Avenue
Amarillo, Texas  79101


ITEM 2(A).        NAME OF PERSON FILING:

This statement is being filed by Joseph M. Cummins, an individual ("Cummins"). Cummins is making the filing because he owns of record the shares of Common Stock, par value $.01 per share, of Amarillo Biosciences, Inc. reported as beneficially owned by him.


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The principal business office of Cummins is 800 West 9th Avenue, Amarillo, Texas 79101.


ITEM 2(C).        CITIZENSHIP:

Cummins is a citizen of the United States of America.


ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share, of Amarillo Biosciences, Inc. ("Common Stock")


ITEM 2(E).        CUSIP NUMBER:

02301P106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS:

Not applicable


ITEM 4.  OWNERSHIP:

         (a)  Amount Beneficially Owned:

                  696,804 shares

         (b)      Percent of Class:

                  13.6%

                                page 3 of 5 pages

         (c)      Number of shares as to which such person has:

           (i)    sole power to vote or direct the vote:                696,444
          (ii)    shared power to vote or direct the vote:              360
         (iii)    sole power to dispose or direct the disposition of:   696,444
          (iv)    shared power to dispose or direct the disposition of: 360


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.


ITEM 10. CERTIFICATION.

Not applicable.

                                page 4 of 5 pages

                                    SIGNATURE




                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  September 5, 1996



                                           /s/ Joseph M. Cummins
                                           ---------------------
                                           Joseph M. Cummins



                                page 5 of 5 pages